

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

DIVISION OF
CORPORATION FINANCE

May 20, 2010

Mr. Tod C. Holmes
Executive Vice President and Chief Financial Officer
Republic Services, Inc.
18500 North Allied Way
Phoenix, AZ 85054

Re: **Republic Services, Inc.**
            Form 10-K for the year ended December 31, 2009
            File No. 1-14267

Dear Mr. Holmes:

        We have completed our review of your Form 10-K and related filings and have no further comments at this time.

        If you have any questions regarding our review your filings, please direct them to Mindy Hooker, Staff Accountant, at (202) 551-3732, or to the undersigned at (202) 551-3689.

                                            Sincerely,

                                            John Hartz
                                            Sr. Asst. Chief Accountant